Exhibit 99.1

New Oriental Announces Results for the Fourth Fiscal Quarter and the Fiscal Year Ended May 31, 2023

BEIJING, July 26, 2023 /PRNewswire/ – New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU/ 9901.SEHK), a provider of private educational services in China, today announced its unaudited financial results for the fourth fiscal quarter and fiscal year ended May 31, 2023.

Financial Highlights for the Fourth Fiscal Quarter Ended May 31, 2023

•	Total net revenues increased by 64.2% year over year to US$860.6 million for the fourth fiscal quarter of 2023.

•	Operating income increased by 145.5% year over year to US$48.1 million for the fourth fiscal quarter of 2023.

•	Net income attributable to New Oriental increased by 115.3% year over year to US$29.0 million for the fourth fiscal quarter of 2023.

Key Financial Results

(in thousands US$, except per ADS(1) data)	4Q FY2023	4Q FY2022	% of change
Net revenues	860,571	524,023	64.2%
Operating income/ (loss)	48,054	(105,649)	145.5%
Non-GAAP operating income/ (loss) (2)(3)	78,592	(76,865)	202.2%
Net income/ (loss) attributable to New Oriental	28,959	(189,302)	115.3%
Non-GAAP net income/ (loss) attributable to New Oriental (2)(3)	62,091	(160,339)	138.7%
Net income/ (loss) per ADS attributable to New Oriental—basic	0.18	(1.12)	115.7%
Net income/ (loss) per ADS attributable to New Oriental—diluted	0.17	(1.12)	115.3%
Non-GAAP net income/ (loss) per ADS attributable to New Oriental—basic(2)(3)(4)	0.38	(0.94)	139.8%
Non-GAAP net income/ (loss) per ADS attributable to New Oriental—diluted(2)(3)(4)	0.37	(0.94)	138.9%

(in thousands US$, except per ADS(1) data)	FY2023	FY2022	% of change
Net revenues	2,997,760	3,105,246	-3.5%
Operating income/ (loss)	190,046	(982,513)	119.3%
Non-GAAP operating income/ (loss) (2)(3)	279,834	(849,545)	132.9%
Net income/ (loss) attributable to New Oriental	177,341	(1,187,721)	114.9%
Non-GAAP net income/ (loss) attributable to New Oriental (2)(3)	258,909	(1,046,238)	124.7%
Net income/ (loss) per ADS attributable to New Oriental—basic	1.06	(7.00)	115.1%
Net income/ (loss) per ADS attributable to New Oriental—diluted	1.03	(7.00)	114.7%
Non-GAAP net income/ (loss) per ADS attributable to New Oriental—basic(2)(3)(4)	1.54	(6.17)	125.0%
Non-GAAP net income/ (loss) per ADS attributable to New Oriental—diluted(2)(3)(4)	1.51	(6.17)	124.5%

(1)

Each ADS represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE. The weighted average number of ADS and earnings per ADS have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one common share to one ADS representing ten common shares, which became effective on April 8, 2022.

(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides net income / (loss) attributable to New Oriental, operating income / (loss) and net income / (loss) per ADS attributable to New Oriental on a Non-GAAP basis that excludes share-based compensation expenses and loss from fair value change of investments to provide supplemental information regarding its operating performance. For more information on these Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)

The Non-GAAP net income / (loss) per ADS attributable to New Oriental is computed using Non-GAAP net income / (loss) attributable to New Oriental and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Fourth Fiscal Quarter Ended May 31, 2023

•

The total number of schools and learning centers was 748 as of May 31, 2023, an increase of 36 and 4 compared to 712 as of February 28, 2023 and 744 as of May 31, 2022, respectively. The total number of schools was 85 as of May 31, 2023.

Michael Yu, New Oriental’s Executive Chairman, commented, “We are delighted to conclude the fiscal year 2023 with record growth in revenue and profitability, respectively. In the fourth quarter, revenue was up by 64.2%, benefitting from the strong post-COVID recovery of demand. Our overseas test preparation and overseas study consulting businesses have also recorded encouraging results with approximately 52% and 6% growth year over year, respectively. In addition, the domestic test preparation business targeting adults and university students recorded a growth of approximately 34% year over year. Apart from our longstanding traditional business lines, our educational new business initiatives have made a promising start, paving the way for continued success and yielding better-than-expected margins. As of May 31, 2023, our non-academic tutoring courses were offered in around 60 cities, attracting 629,000 student enrollments in this fiscal quarter; at the same time, around 60 cities have adopted our intelligent learning system and devices, with 99,000 paid active users in this fiscal quarter. With such strong market demands and satisfactory customer retention rate recorded, we have great confidence in the bright future of these new business initiatives, leveraging our distinctive edge and expertise to capture new market opportunities.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “As of the end of this fiscal year, the total number of schools and learning centers increased to 748. Despite all of the different challenges we have encountered in the recent years, our ongoing investment in R&D to maintain and uphold our technology capabilities has enabled us to continue to provide high-quality services to our customers, and successfully capture new business opportunities during this transition period. By proactively redesigning our long-term strategic planning and implementing a series of initiatives to strengthen the long-term sustainability, East Buy (东方甄选) achieved multiple breakthroughs in both business operations and financial performance. During the year, East Buy has made significant strides in increasing the variety and scale of its product offerings. By applying scientific and advanced technologies to strictly control the entire process, from product development to sales and after-sales services, East Buy has been able to provide consumers with high-quality and cost-effective products. In addition, their featured onsite livestreaming events in different provinces in China successfully boosted social awareness and affection on Chinese culture, and at the same time provided customers with better experience and cultural knowledge.”

Stephen Zhihui Yang, New Oriental’s Executive President and Chief Financial Officer, commented, “We are pleased to achieve turnaround in profitability since the beginning of this fiscal year and maintained a healthy margin trend in the whole fiscal year. Our GAAP operating margin and Non-GAAP operating margin for the quarter were 5.6% and 9.1%, respectively. GAAP operating margin and Non-GAAP operating margin for the whole fiscal year were 6.3% and 9.3%, respectively. A positive operating cash flow of US$421.6 million was also generated in the quarter, and by the end of this fiscal year, our cash and cash equivalents, term deposits and short-term investments totaled approximately US$4.5 billion. We are determined in pursuing profitable growth for all business lines and maintaining a healthy growth with improving operational efficiency and service quality. We have great confidence in creating sustainable value for our customers and shareholders in the long term.”

Share Repurchase

On July 26, 2022, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$400 million of the Company’s ADSs or common shares during the period from July 28, 2022 through May 31, 2023. The Company’s board of directors further authorized the Company to extend its share repurchase program launched in July 2022 by twelve months through May 31, 2024. As of July 25, 2023, the Company repurchased an aggregate of approximately 5.9 million ADSs for approximately US$191.7 million from the open market under the share repurchase program.

Financial Results for the Fourth Fiscal Quarter Ended May 31, 2023

Net Revenues

For the fourth fiscal quarter of 2023, New Oriental reported net revenues of US$860.6 million, representing a 64.2% increase year over year. The growth was mainly driven by the increase in revenues from our educational new business initiatives and East Buy private label products and livestreaming e-commerce business.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$812.5 million, representing a 29.0% increase year over year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$782.0 million, representing a 30.1% increase year over year. The increase was primarily due to the cost and expenses related to the substantial growth in East Buy private label products and livestreaming e-commerce business.

•	Cost of revenues increased by 58.0% year over year to US$391.6 million.

•	Selling and marketing expenses increased by 54.3% year over year to US$147.8 million.

•

General and administrative expenses for the quarter decreased by 4.5% year over year to US$273.1 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$249.5 million, representing a 3.0% decrease year over year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 6.1% to US$30.5 million in the fourth fiscal quarter of 2023.

Operating Income and Operating Margin

Operating income was US$48.1 million, compared to the loss of US$105.6 million in the same period of the prior fiscal year. Non-GAAP income from operations for the quarter was US$78.6 million, compared to the loss of US$76.9 million in the same period of the prior fiscal year.

Operating margin for the quarter was 5.6%, compared to negative 20.2% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 9.1%, compared to negative 14.7% in the same period of the prior fiscal year.

Net Income and Net Income per ADS

Net income attributable to New Oriental for the quarter was US$29.0 million, compared to the loss of US$189.3 million in the same period of the prior fiscal year. Basic and diluted net income per ADS attributable to New Oriental were US$0.18 and US$0.17, respectively.

Non-GAAP Net Income and Non-GAAP Net Income per ADS

Non-GAAP net income attributable to New Oriental for the quarter was US$62.1 million, compared to the loss of US$160.3 million in the same period of the prior fiscal year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$0.38 and US$0.37, respectively.

Cash Flow

Net operating cash inflow for the fourth fiscal quarter of 2023 was approximately US$421.6 million and capital expenditures for the quarter were US$68.4 million.

Balance Sheet

As of May 31, 2023, New Oriental had cash and cash equivalents of US$1,663.0 million. In addition, the Company had US$1,318.5 million in term deposits and US$1,477.8 million in short-term investment.

New Oriental’s deferred revenue represents cash collected upfront from customers and related revenue will be recognized as the services or goods are delivered, at the end of the fourth quarter of fiscal year 2023 was US$1,337.6 million, an increase of 43.4% as compared to US$933.1 million at the end of the fourth quarter of fiscal year 2022.

Financial Results for the Fiscal Year Ended May 31, 2023

For the fiscal year 2023 ended May 31, 2023, New Oriental reported net revenues of US$2,997.8 million, representing a 3.5% decrease year over year.

Operating income from operations for the fiscal year 2023 was US$190.0 million, compared to a loss of US$982.5 million for the prior fiscal year. Non-GAAP operating income for the fiscal year 2023 was US$279.8 million, compared to loss of US$849.5 million for the prior fiscal year.

Operating margin for the fiscal year 2023 was 6.3%, compared to negative 31.6% for the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the fiscal year 2023, was 9.3%, compared to negative 27.4% for the prior fiscal year.

Net income attributable to New Oriental for the fiscal year 2023 was US$177.3 million, compared to a loss of US$1,187.7 million for the prior fiscal year. Basic and diluted net income per ADS attributable to New Oriental for the fiscal year 2023 amounted to US$1.06 and US$1.03, respectively.

Non-GAAP net income attributable to New Oriental for the fiscal year 2023 was US$258.9 million, compared to a loss of US$1,046.2 million for the prior fiscal year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the fiscal year 2023 amounted to US$1.54 and US$1.51, respectively.

Outlook for the First Quarter of the Fiscal Year 2024

New Oriental expects total net revenues in the first quarter of the fiscal year 2024 (June 1, 2023 to August 31, 2023) to be in the range of US$983.2 million to US$1,005.5 million, representing year over year increase in the range of 32% to 35%.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on July 26, 2023, U.S. Eastern Time (8 PM on July 26, 2023, Beijing/Hong Kong Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, and unique personal PIN.

Conference call registration link: https://register.vevent.com/register/BI16c238a4400247fdbab6e4ed386859ae. It will automatically direct you to the registration page of “New Oriental FY2023 Q4 Earnings Conference Call” where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s) and personal PIN) provided in the confirmation email received at the point of registering.

Joining the conference call via a live webcast:

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

Listening to the conference call replay:

A replay of the conference call may be accessed via the webcast on-demand by registering at https://edge.media-server.com/mmc/p/w73sywkc first. The replay will be available until July 26, 2024.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, online education and other services, overseas study consulting services, and educational materials and distribution. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2024, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant increase in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and loss from fair value change of investments, operating income excluding share-based compensation expenses, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses and loss from fair value change of investments. The related tax effect of the exclusion of share-based compensation expenses and loss from fair value change of investments has been immaterial. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and loss from fair value change of investments that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge and loss from fair value change of investments that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong	Ms. Sisi Zhao
FTI Consulting	New Oriental Education & Technology Group Inc.
Tel: +852 3768 4548	Tel: +86-10-6260-5568
Email: rita.fong@fticonsulting.com	Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of May 31 2023	As of May 31 2022
	(Unaudited)	(Audited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	1,662,982	1,148,637
Restricted cash, current	110,892	—
Term deposits, current	855,784	1,140,066
Short-term investments	1,477,843	1,902,254
Accounts receivable, net	33,074	16,430
Inventory, net	52,689	27,925
Prepaid expenses and other current assets, net	211,240	215,402
Amounts due from related parties, current	9,383	23,245

Total current assets	4,413,887	4,473,959

Restricted cash, non-current	31,553	45,890
Term deposits, non-current	462,734	—
Property and equipment, net	359,760	402,690
Land use rights, net	3,321	3,627
Amounts due from related parties, non-current	1,735	3,365
Long-term deposits	26,492	33,409
Intangible assets, net	25,179	2,800
Goodwill, net	105,514	70,803
Long-term investments, net	399,585	437,919
Deferred tax assets, net	55,933	20,038
Right-of-use assets	439,535	531,102
Other non-current assets	67,230	9,064

Total assets	6,392,458	6,034,666

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	69,764	22,289
Accrued expenses and other current liabilities	569,437	510,264
Income taxes payable	118,049	75,650
Amounts due to related parties	346	226
Deferred revenue	1,337,630	933,062
Operating lease liability,current	155,752	168,623

Total current liabilities	2,250,978	1,710,114

Deferred tax liabilities	23,849	19,240
Unsecured senior notes	14,653	65,394
Operating lease liabilities, non-current	288,190	446,394

Total long-term liabilities	326,692	531,028

Total liabilities	2,577,670	2,241,142

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	3,604,348	3,705,506
Non-controlling interests	210,440	88,018

Total equity	3,814,788	3,793,524

Total liabilities and equity	6,392,458	6,034,666

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2023	2022
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	860,571	524,023

Operating cost and expenses (note 1)
Cost of revenues	391,615	247,827
Selling and marketing	147,793	95,786
General and administrative	273,109	286,059

Total operating cost and expenses	812,517	629,672

Operating income/(loss)	48,054	(105,649)

Loss from fair value change of investments	(7,565)	(1,682)
Other income/(loss), net	31,349	(68,396)
Provision for income taxes	(19,442)	(5,618)
Loss from equity method investments	(12,480)	(5,322)

Net income/(loss)	39,916	(186,667)

Add: Net income attributable to non-controlling interests	(10,957)	(2,635)

Net income/(loss) attributable to New Oriental Education & Technology Group Inc.’s shareholders	28,959	(189,302)

Net income/(loss) per share attributable to New Oriental-Basic (note 2)	0.02	(0.11)
Net income/(loss) per share attributable to New Oriental-Diluted (note 2)	0.02	(0.11)
Net income/(loss) per ADS attributable to New Oriental-Basic (note 2)	0.18	(1.12)
Net income/(loss) per ADS attributable to New Oriental-Diluted (note 2)	0.17	(1.12)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2023	2022
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	273,109	286,059
Less: Share-based compensation expenses in general and administrative expenses	23,587	28,838

Non-GAAP general and administrative expenses	249,522	257,221

Total operating cost and expenses	812,517	629,672
Less: Share-based compensation expenses	30,538	28,784

Non-GAAP operating cost and expenses	781,979	600,888

Operating income/(loss)	48,054	(105,649)
Add: Share-based compensation expenses	30,538	28,784

Non-GAAP operating income/(loss)	78,592	(76,865)

Operating margin	5.6%	-20.2%
Non-GAAP operating margin	9.1%	-14.7%
Net income/(loss) attributable to New Oriental	28,959	(189,302)
Add: Share-based compensation expenses	25,567	27,281
Less: Loss from fair value change of investments	(7,565)	(1,682)

Non-GAAP net income/(loss) attributable to New Oriental	62,091	(160,339)

Net income/(loss) per ADS attributable to New Oriental- Basic (note 2)	0.18	(1.12)
Net income/(loss) per ADS attributable to New Oriental- Diluted (note 2)	0.17	(1.12)
Non-GAAP net income/(loss) per ADS attributable to New Oriental—Basic (note 2)	0.38	(0.94)
Non-GAAP net income/(loss) per ADS attributable to New Oriental—Diluted (note 2)	0.37	(0.94)
Weighted average shares used in calculating basic net income/(loss) per ADS (note 2)	1,653,059,954	1,696,966,183
Weighted average shares used in calculating diluted net income/(loss) per ADS (note 2)	1,668,721,317	1,696,966,183
Non-GAAP net income/(loss) per share—basic	0.04	(0.09)
Non-GAAP net income/(loss) per share—diluted	0.04	(0.09)

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended May 31
	2023	2022
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	2,743	26
Selling and marketing	4,208	(80)
General and administrative	23,587	28,838

Total	30,538	28,784

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended May 31
	2023	2022
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by operating activities	421,609	29,347
Net cash provided by/ (used in) investing activities	64,939	(238,428)
Net cash used in financing activities	(76,522)	(50,872)
Effect of exchange rate changes	(35,600)	(56,762)

Net change in cash, cash equivalents and restricted cash	374,426	(316,715)

Cash, cash equivalents and restricted cash at beginning of period	1,431,001	1,511,242
Cash, cash equivalents and restricted cash at end of period	1,805,427	1,194,527

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2023	2022
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	2,997,760	3,105,246

Operating costs and expenses (note 1):
Cost of revenues	1,409,438	1,754,291
Selling and marketing	444,693	466,895
General and administrative	953,583	1,866,573

Total operating costs and expenses	2,807,714	4,087,759

Operating income/(loss)	190,046	(982,513)

Loss from fair value change of investments	(860)	(14,933)
Other income/(loss), net	119,345	(35,052)
Provision for income taxes	(66,066)	(136,312)
Loss from equity method investments	(7,102)	(51,466)

Net income/(loss)	235,363	(1,220,276)

Add: Net (income)/loss attributable to non-controlling interests	(58,022)	32,555

Net income/(loss) attributable to New Oriental Education & Technology Group Inc.’s shareholders	177,341	(1,187,721)

Net income/(loss) per share attributable to New Oriental-Basic (note 2)	0.11	(0.70)
Net income/(loss) per share attributable to New Oriental-Diluted (note 2)	0.10	(0.70)
Net income/(loss) per ADS attributable to New Oriental-Basic (note 2)	1.06	(7.00)
Net income/(loss) per ADS attributable to New Oriental-Diluted (note 2)	1.03	(7.00)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP

MEASURES

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2023	2022
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	953,583	1,866,573
Less: Share-based compensation expenses in general and administrative expenses	81,289	135,536

Non-GAAP general and administrative expenses	872,294	1,731,037

Total operating costs and expenses	2,807,714	4,087,759
Less: Share-based compensation expenses	89,788	132,968

Non-GAAP operating costs and expenses	2,717,926	3,954,791

Operating income/(loss)	190,046	(982,513)
Add: Share-based compensation expenses	89,788	132,968

Non-GAAP operating income/(loss)	279,834	(849,545)

Operating margin	6.3%	-31.6%
Non-GAAP operating margin	9.3%	-27.4%
Net income/(loss) attributable to New Oriental	177,341	(1,187,721)
Add: Share-based compensation expenses	80,708	126,550
Less: Loss from fair value change of investments	(860)	(14,933)

Non-GAAP net income/(loss) attributable to New Oriental	258,909	(1,046,238)

Net income/(loss) per ADS attributable to New Oriental- Basic (note 2)	1.06	(7.00)
Net income/(loss) per ADS attributable to New Oriental- Diluted (note 2)	1.03	(7.00)
Non-GAAP net income/(loss) per ADS attributable to New Oriental—Basic (note 2)	1.54	(6.17)
Non-GAAP net income/(loss) per ADS attributable to New Oriental—Diluted (note 2)	1.51	(6.17)
Weighted average shares used in calculating basic net income/(loss) per ADS (note 2)	1,678,264,547	1,696,419,232
Weighted average shares used in calculating diluted net income/(loss) per ADS (note 2)	1,685,631,987	1,696,419,232
Non-GAAP net income/(loss) per share—basic	0.15	(0.62)
Non-GAAP net income/(loss) per share—diluted	0.15	(0.62)

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Year Ended May 31
	2023	2022
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	2,749	(131)
Selling and marketing	5,750	(2,437)
General and administrative	81,289	135,536

Total	89,788	132,968

Note 2: Each ADS represents ten common shares. For the three months and the year ended May 31, 2022, the weighted average number of ADS and earnings per ADS have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one common share to one ADS representing ten common shares, which became effective on April 8, 2022.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended May 31
	2023	2022
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by/ (used in) operating activities	971,008	(1,280,453)
Net cash (used in)/ provided by investing activities	(37,411)	1,168,532
Net cash used in financing activities	(246,867)	(230,858)
Effect of exchange rate changes	(75,830)	(94,821)

Net change in cash, cash equivalents and restricted cash	610,900	(437,600)

Cash, cash equivalents and restricted cash at beginning of period	1,194,527	1,632,127
Cash, cash equivalents and restricted cash at end of period	1,805,427	1,194,527